Hudson La Force III Sr. Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.la.force@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

January 12, 2016

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director, Office of Manufacturing and Construction

Re:     GCP Applied Technologies Inc.
Amendment No. 4 to Form 10-12B
Filed December 22, 2015
File No. 001-37533

Ladies and Gentlemen:
Thank you for your letter dated January 5, 2016, regarding the review of the GCP Applied Technologies Inc. (“GCP,” “we” or “our”) Amendment No. 4 to Form 10-12B (the “Form 10-12B”), by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Our executive team and disclosure committee have considered your comments and set forth below are our responses. We appreciate the opportunity to work with you to improve our disclosure.
For your convenience we have reprinted your comments in italicized text below, immediately followed by our response in normal text. GCP is filing via EDGAR Amendment No. 5 to the Form 10-12B (“Amendment #5”). In addition to the EDGAR filings, we are delivering a hard copy of this letter, along with three copies of Amendment #5 marked to indicate changes from the version of the Form 10-12B filed on December 22, 2015. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”), as filed via EDGAR submission concurrently with this letter and dated January 12, 2016.
Exhibit 99.1
Note Regarding the Use of Certain Terms
Comment 1
Please revise this note to define Grace Conn.
Response 1
We have made the requested revision on page 1.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35
Venezuela, page 61
Comment 2
We note your responses to prior comments two and three from our letter dated December 15, 2015 and the additional disclosures you provided. Please disclose net sales, gross profit and adjusted EBIT for your Venezuelan subsidiary for 2012 and 2013 as indicated in the headnote to the tabular disclosures on page 61. Also, as previously requested, please quantify the amount of the Venezuelan loss that was attributable to 2015 third quarter sales and earnings.

Response 2
We have made the requested revisions on page 60.
Current Board of Directors, page 90
Comment 3
Please revise to provide the information called for by Item 401 of Regulation S-K for your current directors. Please refer to Item 401(a) of Regulation S-K.
Response 3
We have made the requested revisions on page 90.
As a supplement to the responses above, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President, Controller, and Chief Accounting Officer, at (410) 531-4558 if you have any questions or comments with respect to this response letter.
Sincerely,
/s/ Hudson La Force III
Hudson La Force III
Senior Vice President and Chief Financial Officer, W. R. Grace & Co., and
Vice President and Chief Financial Officer, GCP Applied Technologies Inc.